OCTILLION CORP.

1628 West 1st Avenue

Suite 123

Vancouver, British Columbia, V6J 1G1

Telephone: (604) 736-9109

Facsimile: (604) 736-9107

February 24, 2006

Securities and Exchange Commission

100 F Street, NW

Washington, D.C.  20549-6010

Edward M. Kelley, Senior Counsel

(Mail Stop 6010)

RE:

Octillion Corp. (the “Company”)

Registration Statement on Form SB-2, as Amended

File No. 333-127953

Gentlemen:

On behalf of the Company, request is hereby made pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 9:00 am Tuesday, February 28, 2006, or as soon as practicable thereafter.

In connection with the foregoing, we hereby acknowledge that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting by delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling.

•

The action of the Commission or the staff, acting by delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

OCTILLION CORP.

By:

/s/ Terri DuMoulin

Name:

Terri DuMoulin

Title:

President